CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

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◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ___________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 29, 2018

VIA EDGAR

Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Jennifer López

Mr. Scott Stringer

Ms. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MOGU Inc. (formerly known as Meili Inc.) (CIK No. 0001743971)

Registration Statement on Form F-1 (File No. 333-228317)

Response to the Staff’s Comment Letter Dated November 28, 2018

Dear Ms. Ransom, Mr. Hamidi, Ms. López, Mr. Stringer and Ms. Manuel:

On behalf of our client, MOGU Inc. (formerly known as Meili Inc.), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on November 23, 2018, as well as two copies of the filed exhibits.

U.S. Securities and Exchange Commission

November 29, 2018

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated November 28, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page reference in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about December 4, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Comments in Letter Dated November 28, 2018

Prospectus Summary

The Offering, page 9

1.

Please revise the disclosure on page 11 to describe Qi Chen’s affiliation with Elevenhalf MG International Limited and Elevenhalf MG Holding Limited, including his voting and dispositive power over the Class B ordinary shares those entities will hold. In that regard, we note your disclosure in footnote 1 to the beneficial ownership table on page 148.

In response to the Staff’s comment, the Company has revised page 11 of the Registration Statement to include the referenced disclosure.

Dilution, page 63

2.	Please provide us details of your computations of net tangible book value, pro forma net tangible book value, and pro forma as adjusted net tangible book value as of September 30, 2018.

In response to the Staff’s comment, the Company hereby provides details of its computations of net tangible book value, pro forma net tangible book value, and pro forma as adjusted net tangible book value as of September 30, 2018.

U.S. Securities and Exchange Commission

November 29, 2018

As of September 30, 2018
(in millions of US$)
Total assets	632.2
Less: Goodwill	(228.4)
Less: Intangible assets, net	(160.8)
Less: Deferred offering costs(a)	(2.0)
Less: Computer software, net(b)	(0.2)

Total tangible assets	240.8

Less: Total liabilities	(81.1)
Net tangible book value	159.7

Pro forma net tangible book value	159.7

Estimated gross proceeds from this offering(c)	71.3
Less: Underwriting discounts and commissions(d)	(5.0)
Less: Estimated capitalized offering expenses payable by us(e)	(4.3)

Estimated net proceeds from this offering	62.0

Pro forma as adjusted net tangible book value	221.7

Notes:

(a)	These offering costs are capitalized and recorded as other non-current assets as of September 30, 2018.
(b)	This is recorded as property, equipment and software, after netting off the accumulated amortization as of September 30, 2018.
(c)

This is estimated based on an offering size of 4,750,000 American depositary shares (“ADSs”) and an assumed initial public offering price of US$15.00 per ADS, which is the mid-point of the initial public offering price range set forth in the Registration Statement.

(d)	This is estimated based on underwriting discounts and commissions of 7% of the estimated gross proceeds from this offering.
(e)	These are total estimated offering expenses that can be capitalized upon the completion of this offering.

*            *             *

U.S. Securities and Exchange Commission

November 29, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Steven Zhao, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 212 323-3273 or via e-mail at steven.zhao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Qi Chen, Chairman of the Board of Directors and Chief Executive Officer, MOGU Inc.

Helen Ting Wu, Chief Financial Officer, MOGU Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP